Exhibit 99.1

FERRARI : ANNOUNCEMENT OF THE SEVENTH TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM BY PARTICIPATING AS A PURCHASER IN EXOR’S ACCELERATED BOOKBUILD OFFERING

•	Ferrari, following the accelerated bookbuild offering announced by Exor on February 26, 2025, intends to repurchase up to 10% of Exor’s total offering up to a maximum of Euro 300 million

•	This share repurchase is to be considered as a part of Ferrari’s multi-year Euro 2.0 billion share buyback program as announced during our 2022 CMD. It will constitute the seventh tranche and it will be financed by Ferrari’s cash on hand

•	On February 20, 2025, Ferrari completed the sixth tranche announced on December 5, 2024

Maranello (Italy), February 26, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) announces that, following the accelerated bookbuild offering (“ABO”) of Ferrari shares made today by Exor N.V. (“Exor”), it intends to participate in the offering by repurchasing up to 10% of Exor’s total offering for up to a maximum of Euro 300 million. The transaction will be executed by participating in the ABO announced by Exor at the same price per share determined in the offering.

This transaction represents the seventh tranche of the multi-year share buyback program of approximately Euro 2.0 billion announced during our 2022 Capital Markets Day (the “Program”) and it falls within the limitations of the share buyback mandate approved at the April 17, 2024 Annual General Meeting of Shareholders, duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting.

Details of the repurchase transactions carried out under the seventh tranche will be disclosed to the market as required by applicable regulation.

The repurchase will be financed by Ferrari’s cash on hand and it will not affect Ferrari’s ability to execute its strategic plan and its financing capabilities.

In addition, Ferrari informs that the Company has purchased, under the Euro 150 million sixth tranche of the Program announced on December 5, 2024 (the “Sixth Tranche”), the following common shares - reported in aggregate form, on a daily basis – on the Euronext Milan (EXM and on the New York Stock Exchange (NYSE):

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977	corporate. ferrari.com

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
17/02/2025	1,946	486.3676	946,471.40	-	-	-	-	1,946	486.3676	946,471.40
18/02/2025	15,576	487.9137	7,599,743.50	6,954	503.1803	3,499,115.81	3,349,397.73	22,530	485.9805	10,949,141.23
19/02/2025	9,185	482.5296	4,432,034.60	8,898	500.9449	4,457,407.72	4,272,002.80	18,083	481.3381	8,704,037.40
20/02/2025	9,181	481.0669	4,416,675.40	-	-	-	-	9,181	481.0669	4,416,675.40
Total	35,888	484.7003	17,394,924.90	15,852	501.9255	7,956,523.53	7,621,400.53	51,740	483.5007	25,016,325.43

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

With the purchases described above the Company has completed the Sixth Tranche of the Program.

The total consideration for such Sixth Tranche of the Program was:

•	Euro 129,999,862.70 for No. 305,959 common shares purchased on the EXM
•	USD 20,925,681.06 (Euro 19,999,658.42*) for No. 44,844 common shares purchased on the NYSE.

As of February 25, 2025, the Company held in treasury 15,119,211 common shares equal to 5.88% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

From the start of the Program until February 25, 2025, the Company has purchased a total of 4,296,447 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,322,735,977.17.

A comprehensive overview of the transactions carried out under the Program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

A registration statement on Form F-3 (including a prospectus) relating to the offering of Ferrari’s common shares by Exor has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2025. Copies of the prospectus can be accessed for free through the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by email at Prospectus-ny@ny.email.gs.com.

This press release contains information that qualifies, or may qualify, as inside information as defined in article 7(1) of Regulation (EU) 596/2014 of 16 April 2014 (the Market Abuse Regulation).

This notice does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation would be unlawful.

You should not reply to this announcement.  Any reply e-mail communication, including those you generate by using the “Reply” function on your email software, will be ignored or rejected.

This communication is addressed in any member state of the European Economic Area only to those persons who are qualified investors in such member state (“Qualified Investors”) within the meaning of Regulation (EU) 2017/1129 and such other persons as this announcement may be addressed on legal grounds, and no person that is not a Qualified Investor may act or rely on this announcement or any of its contents.

This communication is directed only at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to, and will only be engaged in with, relevant persons. Any person who is not a relevant person should not act or rely on this communication.

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